

Dear Fellow Federated Funds Shareholder:

The Federated Liberty U.S. Government Money Market Trust will hold a Special Meeting of Shareholders on December 8, 2015 at Federated's offices in Warrendale, PA. The purpose of the meeting is to provide you with the opportunity to vote on a reorganization of the Fund into Federated Government Reserves Fund. The enclosed booklet contains a proxy statement that explains the proposal and convenient ways in which you can cast your vote.

The proxy statement describes the proposal to reorganize (merge) the Federated Liberty U.S. Government Money Market Trust into Federated Government Reserves Fund. After the reorganization, shareholders will be invested in a larger, more viable Fund with nearly identical investment objectives and strategies, lower net expenses, and with the potential for greater efficiencies and investment opportunities. Further, Federated believes the resulting combined Fund will be better suited to meet shareholder needs in response to the implementation of recent changes to regulations governing money market funds.

It's easy to vote. I encourage you to review the proxy statement and then exercise your rights by voting either through the Internet, by phone or by mail as soon as possible. No matter how many shares you own, your vote matters! Thank you for your participation in this important initiative.

Sincerely,



J. Christopher Donahue
President and Chief Executive Officer
October 26, 2015